Exhibit 99.2

Babylon Receives $80 Million in Total Subscriptions for Private Placement Financing

AUSTIN, Texas & LONDON, UK--(BUSINESS WIRE)-- Babylon (NYSE: BBLN) (“Babylon'' or the “Company”) today announced that it has received its Board of Directors’ authorized maximum of $80 million in total subscriptions (the “Subscriptions”) from institutional and other accredited investors for its previously announced private investment in public equity (the “PIPE”) at a price of $0.42122 per Class A ordinary share. The price per share for the Subscriptions is equal to the average closing price of Babylon’s Class A ordinary shares on the New York Stock Exchange for the five trading days immediately prior to the execution of the subscription agreements for the Subscriptions. The Subscriptions collectively provide for Babylon’s sale of 189,924,505 Class A ordinary shares (prior to rounding of fractional shares) to the PIPE investors.

The Subscriptions include $61,450,000 in initial subscriptions previously reported on October 17, 2022, including initial subscriptions from the two largest existing Babylon institutional investors: entities affiliated with Kinnevik AB (publ) and VNV Global AB (publ). Babylon anticipates that the gross proceeds from all Subscriptions in the PIPE will be $80 million, before deducting offering expenses payable by the Company.

The closing of the PIPE is expected to occur on or about November 3, 2022, and is subject to the Company’s receipt of at least $75 million in gross proceeds from the Subscriptions in the aggregate (which condition may be waived by the Company and the Subscribers), and other customary closing conditions. In connection with the closing, each of the Company’s outstanding Class B ordinary shares will be converted into one Class A ordinary share.

Babylon expects to use the proceeds from the PIPE to fund the ongoing development of its digital-first platform and services for managing population health, working capital and other general corporate purposes.

The securities to be sold in the PIPE are being offered in a transaction not involving a public offering, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. Babylon has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the Class A ordinary shares sold in the PIPE.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Babylon

At Babylon, our mission is to make quality healthcare accessible and affordable for every person on Earth. To this end we are building an integrated digital-first primary care service that can manage population health at scale. Babylon is working with governments, health providers, employers and insurers across the globe to provide them with a new digital-first platform that any partner can use to deliver high-quality healthcare with lower costs and better outcomes.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and ability to generate profits in the future; that we may require additional financing and our ability to obtain additional financing on favorable terms; the risk that the conditions to the closing of the proposed private placement are not satisfied; our ability to sell the IPA business, including the timing of the sale and the sale price; if we fail to comply with the NYSE’s continued listing standards and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; difficulty in hiring and retaining talent to operate our business; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts

Media

press@babylonhealth.com

Investors

investors@babylonhealth.com